Exhibit 99

Letter to Shareholders

Second Quarter 2013

The second quarter built nicely off the first with written premium growth of 6% and a combined ratio of 93.3, yielding a year-to-date comparable pair of results of 7% and 92.9. Net income was equally encouraging with quarter and year-to-date comparisons up 174% and 68%, respectively. Our preference, however, is to focus on comprehensive income, which eliminates any timing differences in the recognition of investment gains and losses, and those comparisons are increases of 154% and 9%.

While the economic measures are solid, the operating drivers are mixed. Customer demand in both distribution channels has strengthened over the year so far and is quite healthy. Average premiums, which reflect the rate changes that were enacted about a year ago, are also very healthy and are a big driver of the premium growth, but application growth is considerably slower than we are prepared to handle. New applications during the quarter were up over last year in our Direct Auto business by low single digits, while the Agency channel new application rate is lagging last year’s quarter by some 7%. As discussed in May at our Annual Investor Relations Meeting, these results are expected outcomes relative to the rate actions we took. Also expected was the decline, and now slow recovery, of renewal offer acceptances – especially those policies in early-term relationships.

We are very comfortable with our aggregate rate actions of the past year and the resulting pros and cons, but continuously look for opportunities to fine tune based on new data and, in some cases, industry developments. This has been true in some of our largest states where we recently took modest downward rate adjustments that we hope will bring additional growth in the second half of the year. This is especially true in Florida where our loss experience has been very good and our view on some important loss trends seems more stable. Complicating our actions, however, is a climate of continuous uncertainty in several dimensions of the personal injury protection (PIP) coverage, which is so important to maintaining profitability in the state.

Our Commercial Auto results show greater period-to-period volatility than we would like, but aggregate results and our actions are consistent with expectations.

Continued progress on important growth initiatives, including Snapshot® and Progressive Home Advantage®, remains a significant priority and focus of our consumer messaging. Our Snapshot advertising campaign, which is set outside of the Superstore construct, ran most of the second quarter. The intent was to raise awareness that an individual’s rates set without the benefit of their specific driving profile, the option Snapshot provides, may well mean they are contributing a subsidy to those with poorer driving behaviors. To date, the campaign has been very acceptable, but short of breakout. The base of Snapshot policies and associated premium continues to grow and now total 1.2 million and $1.8 billion, respectively.

We were delighted to receive the Keynote® recognition as best website for the 20th time and are determined to position our mobile servicing capabilities at the same level.

It’s a reasonable bet that for almost any week this year the weather has been a national news item. Fires, tornadoes, flooding, hail, and unexpected late season snow have all left their mark and we still have the Atlantic Hurricane season to look forward to. Each offers a reminder of the role insurance plays in our economy. While our natural tendency toward recency bias suggests that this year’s storm activity is greater than others, and our loss data would provide some support for that bias, the $130 million of catastrophe losses incurred this year was comparable to the last two years, but higher than other historic comparison periods. For Progressive, these events have proven to be all very manageable within our product pricing, but often severely disruptive to our customers, in limited cases to our employees, and, as the fires in Colorado Springs approached, forced the temporary evacuation and loss of use of an operating facility. Loss costs from these higher severity events, however, may not be entirely additive, as often the normal loss patterns of subsequent periods are disrupted and often reduced.

With respect to our investment portfolio, our short duration position relative to our guidelines and heavier exposure to the front end of the yield curve provided some insulation to the substantial interest rate increases and steepening yield curve during the quarter. The year-to-date portfolio total return was reduced in June, ending at 2.2%, after posting 2.9% through 5 months. While longer-term, returns considerably in excess of these would be desirable, we remain confident that, for now, our short duration approach, combined with the availability of new cash from operations and maturities, will provide relative outperformance and most importantly position us to take advantage of any longer-term market changes and any attractively priced opportunities that may emerge.

We continued with our plans to open nine new Service Centers this year, each with a co-located, full function claims office, by opening South Plainfield in New Jersey, and Pasadena in California, during the quarter. We communicated at our investor relations day our confidence that a great claims experience can be even better and more accessible for all customers through changes we have made during the year and are now standardizing in all locations.

With operations, marketing, and profitability all very well positioned, growth in retention, multi-product customers, and new business increases in both channels, building on the increased demand is our obvious focus for the rest of the year. Continuous market-by-market evaluation, advancing our strategic growth agenda, and maintaining claims and cost advantages is an agenda we know well.

Glenn M. Renwick

President and Chief Executive Officer